THE KROGER CO.

1014 VINE STREET   •   CINCINNATI, OHIO  45202-1100

PAUL W. HELDMAN
EXECUTIVE VICE PRESIDENT,	513-762-4421
SECRETARY AND	FAX 513-762-4935
GENERAL COUNSEL	FAX 513-762-4554

December 11, 2008

CONFIDENTIAL TREATMENT REQUESTED BY THE KROGER CO.

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VIA EDGAR CORRESPONDENCE

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                            The Kroger Co.

Form 10-K for Fiscal Year Ended February 2, 2008, filed April 1, 2008

Definitive Proxy Statement on Schedule 14A, filed May 15, 2008,

File No. 001-00303

Dear Mr. Owings:

The Kroger Co. submits this supplemental letter in response to the follow up comments from the Staff of the Division of Corporation Finance of the SEC, received by letter dated October 16, 2008 relating to the above referenced definitive proxy statement.  Set forth below is the Staff’s comment followed by our response.

Pursuant to 17 C.F.R. § 200.83, Kroger is requesting confidential treatment for the text below under the heading “Response.”   Kroger requests that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information, disclosure of which would cause Kroger competitive harm.  In the event that the Staff receives a request for access to the confidential portion herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, Kroger respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment.  Please address any notification of a request for access to such documents to the undersigned.

CONFIDENTIAL TREATMENT REQUESTED BY THE KROGER CO.

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Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 15

2.              We note your response to comment 4 in our letter dated July 31, 2008.  Please describe the types of qualitative factors the compensation committee considers.  Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the metrics would cause you competitive harm.  For example, please describe in detail which portions of bonuses are tied to the Customer 1st plan.  Also describe how precise performance of the company against specific measures of the Customer 1st plan could “guide competitors to their own strategies to target these areas to the detriment of” you and your shareholders.

Company Response:

The analysis that you have requested regarding the types of qualitative factors the compensation committee considers is being furnished separately to the Staff.

The performance metrics used by Kroger in its annual bonus plan for its NEOs consist of EBITDA, identical sales, Kroger’s strategic plan called Customer 1st and performance of new capital projects as measured against budget.  The performance metrics used by Kroger in its long-term bonus plan for its NEOs for the four year period 2008 through 2011 consist of Customer 1st, an associate satisfaction and focus on values metric called Associate 1st, and reduction of total operating costs as a percentage of sales, excluding fuel.

Kroger operates in a highly competitive industry.  Kroger’s performance targets related to Customer 1st, Associate 1st, and capital projects, more particularly discussed below, are used by Kroger for internal operating and compensation purposes.  These performance metrics constitute confidential commercial and financial information.  Moreover, if disclosed, competitors could use the information in a manner that would cause substantial competitive harm to Kroger.  Thus, for the reasons discussed in more detail below, we respectfully submit to the Staff that Kroger’s non-disclosure of these specific metrics is appropriate given the competitive harm that Kroger would experience as a result of such disclosure.

Courts have held that information may be considered confidential “if disclosure of [such] information is likely to ... cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Another test is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained.  Sterling

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Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971); Board of Trade of Chicago v. Commodity Futures Trading Commission, 627 F.2d 392, 404 (D.C. Cir. 1980).  The types of information that courts have held are within the scope of the exemption are broad and include, without limitation: information regarding the method of pricing and cost increases; contractual pricing provisions; sales and profit data; and business sales statistics, such as total net sales, total costs and expenses, operating costs, gross sales and renegotiable sales.  Burke Energy Corp. v. Department of Energy for the United States of America, 583 F. Supp. 507, 511 (D. Kan. 1984) (cites omitted).  Even information required to be disclosed by the Commission’s regulations, such as compensation targets, can be deemed confidential.  The Division of Corporation Finance has itself noted in Staff Legal Bulletin No. 1 that “[s]ometimes disclosure of information required by the regulations can adversely affect a company’s business and financial condition because of the competitive harm that could result from the disclosure.”  Confidential Treatment Requests, Division of Corporation Finance Staff Legal Bulletin No. 1A, Fed. Sec. L. Rep. (CCH) ¶60,001 (February 28, 1997 (Addendum Included: July 11, 2001)).

Annual Bonus

Kroger’s annual bonus for its NEOs is based on Kroger’s performance in four areas; EBITDA (30% of bonus), identical sales (30% of bonus),  Kroger’s strategic plan, called Customer 1st (30% of bonus), and performance of new capital projects as measured against budget (10% of bonus).

The EBITDA and identical sales targets are tied directly to Kroger’s business plan.  We do not publicly disclose the targets, and publicly disclose identical sales results on an after-the-fact basis when reporting financial results.  While we believe that disclosure of these targets could assist our competitors in determining crucial pieces of our business plan, in future filings we will disclose those targets retrospectively for the compensation being reported.  For example, in the proxy materials that will be filed in 2009, reporting compensation for fiscal year 2008, we will include within the CD&A the EBITDA and sales targets for the annual bonus for 2008.

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CONFIDENTIAL TREATMENT REQUESTED BY THE KROGER CO.

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Ten percent of annual bonus is based on the performance, against budget, of our capital projects that have been opened, acquired, expanded, or substantially remodeled during the prior two years.  Half of this component is based on

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budgeted sales and the other half is based on budgeted EBITDA.  The sales and EBITDA budgets for each of our capital projects, which would provide returns in excess of our hurdle rate of return, is a closely guarded trade secret.  Requiring us to disclose this information, combined with actual performance against these budgets, would require us to give critical operating information, by project, to our competitors.  This information is highly confidential and would give our competitors an unfair advantage if we were required to disclose it.  For example, information regarding performance of our projects against budgets would signal competitors about where to open new stores and where to invest capital in existing facilities.  Furthermore, developers and other vendors who compete to furnish goods and services related to construction and other aspects of our capital projects would be able to use this confidential information when bidding on projects and in other ways that could be to the detriment of Kroger and its shareholders, potentially resulting in higher costs of our projects.

Long-Term Bonus

Beginning with its 2008 program (for the four year period 2008 through 2011), Kroger’s long-term bonus for its NEOs is based on Kroger’s performance in three areas; Kroger’s strategic plan, called Customer 1st (33 1/3% of bonus), associate satisfaction and focus on values, called Associate 1st (33 1/3% of bonus), and reduction of total operating costs as a percentage of sales, excluding fuel (33 1/3% of bonus).  Under the long-term bonus, these measures are compared to performance as of the end of the fiscal year prior to the long-term bonus measurement period.

For the same reasons identified above under Annual Bonus, Kroger’s non-disclosure of the Customer 1st performance metric is appropriate given the competitive harm that Kroger would experience as a result of such disclosure.

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CONFIDENTIAL TREATMENT REQUESTED BY THE KROGER CO.

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Total operating costs as a percentage of sales, excluding fuel, are a key component of Kroger’s business plan.  While we believe that disclosure could assist our competitors in determining crucial pieces of our business plan, in future filings we will disclose the measure in existence at the beginning of the long-term bonus measurement period, and our measure as of the end of the measurement period for the long-term bonus.

Kroger acknowledges:

•                  Kroger is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Kroger may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at 513-762-4421.

Sincerely,

/s/ Paul Heldman

cc:                                 Ronald E. Alper, Staff Attorney

Ellie Bavaria, Special Counsel

David B. Dillon

J. Michael Schlotman

M. Elizabeth Van Oflen

Bruce M. Gack

Christine S. Wheatley